UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [July] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (✓)        No        Form 40-F  (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (    )        No  (✓)

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated July 24, 2006. Attached is English language version of the notice.

The following table sets forth the summary of the product and service transaction with CyberBank Corporation.

1. The other party to the contract		CyberBank Corporation

- Relationship with company		Affiliated Company

2. Details of Transaction	Object of Transaction	Smart Phone
	Transaction Period	From July 24, 2006 to July 23, 2007
	Type of Transaction	Purchase of Smart Phone from CyberBank Corporation
	Transaction Amount (KRW)	1,122,000,000
	Sales in the latest fiscal year (KRW)	98,777,901,029
	Ratio to Sales in the latest fiscal year (%)	1.14

3. Decision Date (Date of Board Resolution)		July 24, 2006

4. Others		—

Date of Relevant Disclosure		—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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